UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

AMENDMENT NO 1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                                            Apollo Group, Inc.
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(Name of Issuer)

COMMON STOCK
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(Title of Class of Securities)

037604105
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(CUSIP Number)

February 28, 2013
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(c)       [ ] Rule 13d-1(d)       [X] Rule 13d-1(b)

*The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for  any  subsequent   amendment   containing   information  which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).
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CUSIP NO.      037604105                           SCHEDULE 13G                    PAGE 2 OF 6   PAGES

1.         NAME OF REPORTING PERSON/S.S. OR I.R.S.IDENTIFICATION
            NO. OF ABOVE PERSON

                          PZENA INVESTMENT MANAGEMENT, LLC
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (A)  [  ]
                                                                            (B)  [  ]
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3.          SEC USE ONLY

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4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
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5.      SOLE VOTING POWER

                                         2,412,249
   NUMBER OF                 -----------------------------------------------------------------------------------------------
    SHARES                                         6.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                           -----------------------------------------------------------------------------------------------
  REPORTING                                         7.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                                                       5,463,455
                                                ---------------------------------------------------------------------------------------
8.	SHARED DISPOSITIVE POWER

                                                       0
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,455
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10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                                                                   [   ]

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11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.87%
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12.    TYPE OF REPORTING PERSON*

                  IA
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CUSIP NO.     037604105                           SCHEDULE 13G                    PAGE 3 OF 6   PAGES

ITEM 1.

      (a) Name of Issuer:  Apollo Group, Inc.

      (b) Address of Issuer's Principal Executive Offices:

4025 S. Riverpoint Parkway
                 Phoenix, AZ 85040

ITEM 2.

      (a) Name of Person Filing:   Pzena Investment Management, LLC

      (b) Address of Principal Business Office or, if none, Residence:

                      120 West 45th Street, 20th Floor, New York, NY 10036

      (c) Citizenship:    Delaware

     (d) Title of Class of Securities:   Common Stock

      (e) CUSIP Number:   037604105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK
             WHETHER THE PERSON FILING IS A:

      (a)   [   ]                      Broker or Dealer  registered  under  Section 15 of the Act
      (b)   [   ]                      Bank as defined in section 3(a)(6) of the Act
      (c)   [   ]                      Insurance Company as defined in section 3(a)(19) of the Act
      (d)   [   ]                      Investment Company registered under section 8 of the Investment
                      Company Act of 1940
      (e)   [X ]                                         Investment  Adviser registered under section 203 of the Investment
                      Advisers Act or under the laws of any State
      (f)    [   ]                                         Employee Benefit Plan, Pension fund which is subject to the
                      Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
      (g)   [   ]                      Parent Holding Company or Control Person, in accordance with
                                         ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
`     (h)   [   ]                                         A Savings Association as defined in Section 3(b) of the Federal
                                         Deposit Insurance  Act
      (i)    [   ]                      A Church Plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment
                                         Company Act of 1940
      (j)   [    ]                      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to ss.240.13d-1(c),  check this box [     ].

CUSIP NO.          037604105                       SCHEDULE 13G                    PAGE 4 OF 6   PAGES

ITEM 4.   OWNERSHIP

If the percent of the class owned, as of December 31 of the year covered by this statement,  or as of the  last  day of any  month  described  in  Rule 13d-1(b)(2)   if  applicable exceeds five  percent,  provide  the  following information  as of that date and identify those shares which there is a right to acquire.

      (a) Amount Beneficially Owned:  5,463,455

      (b) Percent of Class:   4.87%

      (c) Number of shares as to which such person has:

           (i)  sole power to vote or to direct the vote:   2,412,249

          (ii)  shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition of:  5,463,455

          (iv) shared power to dispose or to direct the disposition of:  0

 ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement  is being  filed to report the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five  percent  of  the  class  of  securities,  check  the  following  [ x  ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other  person is known to have the right to receive or the power to direct the receipt of dividends  from,  or the  proceeds  from the sale of, such securities,  a statement  to that effect  should be included in response to this item and, if such interest relates to more than five percent of the class,  such person  should be  identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employees benefit plan, pension fund or endowment fund is not required.

CLIENTS  OF THE FILING  INVESTMENT  MANAGER  HAVE THE RIGHT TO  RECEIVE  AND THE ULTIMATE POWER TO DIRECT THE RECEIPT OF DIVIDENDS  FROM, OR THE PROCEEDS OF SALE OF THE  SECURITIES  REPORTED  ON  HEREINABOVE.  NO  INTEREST  OF ANY ONE OF SUCH CLIENTS RELATES TO MORE THAN FIVE PERCENT OF THE CLASS.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent  holding  company  has filed this  schedule,  pursuant to Rule 13d-1(b)(ii)(G),  so indicate under Item 3(g) and attach an exhibit  stating the identity and the Item 3 classification of the relevant  subsidiary.  If a parent holding  company has filed this schedule  pursuant to Rule  13d-1(c),  attach an exhibit stating the identification of the relevant subsidiary.  NOT APPLICABLE.

CUSIP NO.    037604105                             SCHEDULE 13G                    PAGE 5 OF 6   PAGES

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.      NOT APPLICABLE.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution  of a group may be furnished as an exhibit  stating the date of the  dissolution  and that  all  further  filings  with  respect  to transactions in the security report on will be filed, if required, by members of the group, in their individual capacity.    NOT APPLICABLE.

ITEM 10.  CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.    037604105                     SCHEDULE 13G                    PAGE 6 OF 6   PAGES

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,  I hereby certify that the information  set forth in this statement is true,  complete and correct.

March 8, 2013

Joan Berger, General Counsel & Chief Compliance Officer
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NAME/TITLE